Form G-FIN



03053861

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2004

OFFICIAL USE
11-172

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

4. A. Full name of the financial institution:

   Zions First National Bank - Investment Department

   B. Address of principal office of financial institution:

   One South Main Street Ste. 1340 Salt Lake City, UT 84111

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
W. David Hemingway	Executive Vice President	801-524-4640

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   125 Via Coronado Rancho Santa Fe, CA 92091 **

   525 Washington Blvd. Ste. 2605 Jersey City, NJ 07310

   **This form amended to add the Via Coronado address & to delete the Corte Madera address.

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Hemingway	William	David	Exec. Vice President
Cameron	Jane	Ellen	Compliance Officer
Knox III	Robert	Granville	Trading Manager
Schwarz	Charles	Richard	Sales Manager**
Clark, Jr	Gilbert	NMN	Head Govt. Trader

**Amended to delete Edward Doherty and add C. Richard Schwarz

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
William	David	Hemingway	Exec. Vice President



Manual Signature Date